

Mail Stop 3030

November 30, 2009

Via U.S. Mail and Fax (512) 439-8303

Mr. Richard A. Rusk
Chief Financial Officer
Healthtronics, Inc.
9825 Spectrum Drive
Building 3
Austin, Texas 78717

> **Re:** **Healthtronics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 000-30406**

Dear Mr. Rusk:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 15. Exhibits and Financial Statement Schedules, page 38

1.   We note that the identification of the certifying individual at the beginning of the
        certification required by Exchange Act Rule 13a-14(a) also includes the title of the
        certifying individual. In future filings, the identification of the certifying individual at the
        beginning of the certification should be revised so as not to include the individual's title.

Financial Statements, page A-1

B. Summary of Significant Accounting Policies, page A-10

1.   We note from your disclosure that one of your consolidated partnerships has a related
        party relationship with two VIEs and has consolidated those entities. In this regard, for
        these and any other of your ownership interest in a variable interest entity, please provide
        us with and revise future filings to include in the notes to your financial statements the
        disclosures outlined in FASB ASC 810-10-50(Appendix C of FSP No. FAS 140-4 and
        FIN 46(R)-8)

C. Goodwill and Other Intangible Assets, page A-16

2.   We note you disclose that the cash flow projections for each reporting unit were based on
        five year financial forecasts that were developed internally by management for use in
        managing [your] business and through discussions with an independent valuation firm.
        Please describe to us the nature and extent of the role played by the valuation firm in
        determining the amounts included in your financial statements and clarify the extent to
        which any statements are attributed to the valuation firm as opposed to your
        management. In this regard, we also refer you to the guidance provided in Question
        141.02 of the Compliance and Disclosure Interpretations on Securities Act Sections,
        which can be found at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm,
        which explains the circumstances under which a valuation firm would be named and its
        consent included in registration statements, including those into which you incorporate
        your Form 10-K by reference.

D. Acquisitions, page A-18

3.   We see that as part of your acquisition of AMPI there is a two-year earn-out based upon
        the future achievement of EBITDA. Further we noted from your September 30, 2009
        Form 10-Q that the first earn out payment was paid in May 2009. Please tell us, and if
        material, please revise future filings to disclose the potential payments that may be made
        under the terms of the earn-out, the EBITDA targets that must be met for such payment
        and the timing of any payments.

Form 10-Q for the quarterly period ended September 30, 2009

Note 7. New Pronouncements, page 13

4.   Reference made to your disclosure in the last paragraph of page 14 related to Business Combinations. Please reconcile the $1.9 million year to date 2009 costs related to acquisitions with the $9.9 million cash paid for acquisition related costs in your statement of cash flows for the nine months ended September 30, 2009.

Note 8. Acquisitions, page 15

5.   Reference is made to the acquisition of Endocare on July 27, 2009 and US Surgical on September 25, 2009. Please provide us with and revise future filings to include all the disclosures outlined in FASB ASC 805-10-50, 805-20-50, and 805-30-50 (paragraph 67 through 72 of SFAS No. 141(R)) or tell us why the items not disclosed by you are not applicable.

6.   Reference is made to the acquisition of INnMED, LLC on September 30, 2009 disclosed on page 37. In this regard, please provide us with and revise future filings to include all the disclosures outlined in FASB ASC 805-10-50, 805-20-50, and 805-30-50 (paragraph 67 through 72 of SFAS No. 141(R)). Also, please explain why this acquisition was not disclosed in the notes to your financial statements.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney, at (202) 551-3629 or Jay Mumford, Reviewing Attorney, at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief